SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SANMINA-SCI CORPORATION
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

800907 10 7
(CUSIP Number of Class of Securities of Underlying Common Stock)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134
(408) 964-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher D. Mitchell, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$312,723,672	$28,770.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,676,183 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $312,723,672 as of January 31, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.00 per each $1.0 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options Held by Eligible Employees for New Options, dated February 3, 2003 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

     The name of the issuer is Sanmina-SCI Corporation, a Delaware corporation (“Sanmina-SCI” or the “Company”). The address of its principal executive offices is 2700 North First Street, San Jose, California 94134. The telephone number at that address is (408) 964-3500.

(b)	Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible persons to exchange options with exercise prices greater than or equal to $11.00 per share that are currently outstanding under the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1996 Non-Qualified Plan, the Sanmina-SCI Corporation 1999 Stock Plan (the “1999 Stock Plan”), and the Sanmina-SCI Corporation Stock Option Plan 2000, and options that were assumed by the Company pursuant to prior acquisitions, to purchase an aggregate of approximately 22,676,183 shares of the Company’s Common Stock, par value $0.01 per share (“Option Shares”), for new options that will be granted under the 1999 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) either (A) all employees who reside in the United States, Canada or Mexico, or (B) employees who are or senior to Vice Presidents and who reside in Australia, Brazil, China, Czech Republic, Finland, France, Germany, Hong Kong, Hungary, Ireland, Israel, Japan, Malaysia, the Netherlands, Scotland, Singapore, Spain, Sweden, Taiwan, Thailand, and the United Kingdom, (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled and (iii) are not the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or non-employee members of the Board of Directors of the Company.

     Eligible employees who are not the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or non-employee members of the Board of Directors of the Company may exchange options with exercise prices greater than or equal to $11.00 per share. The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and non-employee members of the Board of Directors of the Company may not exchange options.

     As of January 31, 2003, options to purchase 52,737,545 shares of our Common Stock were issued and outstanding, of which options to purchase approximately 22,676,183 shares of our Common Stock, constituting approximately 43%, were held by eligible persons and were eligible for exchange in the Offer to Exchange.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” Section 1 (“Eligibility,”) Section 2 (“Number of Options; Expiration Date,”) Section 6 (“Acceptance of Options for Exchange and Issuance of New Options,”) Section 8 (“Source and Amount of Consideration”) and Section 10 (“Terms of New Options”) is incorporated herein by reference. The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

(c)	Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 13 (“Price Range of Shares Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility,”) Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration”), Section 10 (“Terms of New Options”), Section 15 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 16 (“Legal Matters; Regulatory Approvals”), Section 17 (“Material U.S. Federal Income Tax Consequences”), Section 18 (“Material Income Tax Consequences and Certain Other Considerations for Employees who are Tax Residents Outside of the United States”) and Section 19 (“Extension of Offer; Termination; Amendment”) are incorporated herein by reference.

(b)	Purchases.

     The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference. The eligible option plan, option agreement and plan prospectus attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

     The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 15 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Plans.

     The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration”), Section 10 (“Terms of New Options”) and Section 20 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

     The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	Securities Transactions.

     The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and in Schedule C, Transactions and Arrangements Concerning Options, a copy of which is attached hereto as Exhibit (a)(1)(vi), is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

     The information set forth (i) in the Offer to Exchange under Section 11 (“Information Concerning Sanmina-SCI”), Section 12 (“Financial Information”) and Section 21 (“Additional Information”), and (ii) on pages 57 through 93 of Sanmina-SCI’s Annual Report on Form 10-K for its fiscal year ended September 28, 2002, is incorporated herein by reference. A copy of the financial statements for the fiscal year ended September 28, 2002 will be distributed to all potential participants of this Offer. The full text of the Annual Report on Form 10-K for the fiscal year ended September 28, 2002, as well as the other documents Sanmina-SCI has filed with the Securities and Exchange Commission (the “SEC”) prior to or will file with the SEC subsequent to the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

(c)	Summary Information.

     The information set forth in the Offer to Exchange under Section 12 (“Financial Information”) is hereby incorporate by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 16 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)	(1)	(i)	Offer to Exchange Certain Outstanding Options Held by Eligible Employees for New Options, dated February 3, 2003.

		(ii)	Memorandum from Carmine Renzulli dated February 3, 2003.

		(iii)	Election Form.

		(iv)	Form of Promise to Grant Stock Option.

		(v)	Form of Notice to Change Election from Accept to Reject.

		(vi)	Schedule C, Transactions and Arrangements Concerning Options.

(vii)	Sanmina-SCI Corporation Annual Report on Form 10-K for its fiscal year ended September 28, 2002 previously filed with the Securities and Exchange Corporation on December 4, 2002 and incorporated herein by reference.

(b)	Not applicable.

(d)	(1)	Sanmina-SCI Corporation 1999 Stock Plan and form of agreement thereunder, incorporated by reference to Exhibit 4.3 of Sanmina-SCI’s Registration Statement on Form S-8 filed with the SEC on May 25, 1999 (SEC File No. 333-79259).

	(2)	Sanmina-SCI Corporation 1999 Stock Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANMINA-SCI CORPORATION

By:	/s/ Jure Sola
Jure Sola Chairman and Chief Executive Officer

Date: February 3, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for New Options, dated February 3, 2003.

(a)(1)(ii)	Memorandum from Carmine Renzulli dated February 3, 2003.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Promise to Grant Stock Option.

(a)(1)(v)	Form of Notice to Change Election from Accept to Reject.

(a)(1)(vi)	Schedule C, Transactions and Arrangements Concerning Options.

(a)(1)(vii)	Sanmina-SCI Corporation Annual Report on Form 10-K for its fiscal year ended September 28, 2002, previously filed with the Securities and Exchange Corporation on December 4, 2002 and incorporated herein by reference.

(d)(1)	Sanmina-SCI Corporation 1999 Stock Plan and form of agreement thereunder, incorporated by reference to Exhibit 4.3 of Sanmina-SCI’s Registration Statement on Form S-8 filed with the SEC on May 25, 1999 (SEC File No. 333-79259).

(d)(2)	Sanmina-SCI Corporation 1999 Stock Plan Prospectus.